FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON MAY 23,2012

Dear Shareholders,

With respect to the matter contained in the Order of the Day of the Extraordinary General Meeting to be held on May 23, 2012 at 10:30 a.m. at the registered offices of the Company, the Board of Directors of BRF – Brasil Foods S.A. (“BRF” or “Company”) proposes to its Shareholders.

On May 19, 2009, BRF (then denominated Perdigão S.A.) signed an association agreement with the purpose of merging operations with Sadia S.A. (“Association”).

The Association was submitted for authorization of the Brazilian anti-trust authorities – the Administrative Council for Economic Defense (“CADE”), so giving rise to act of concentration number 08012.004423/2009-18 (“BRF – Sadia Act of Concentration”). In the context of the BRF – Sadia Act of Concentration, BRF (jointly with Sadia S.A.) and CADE signed a Performance Commitment Agreement on July 13, 2011 (“TCD”), under which the  BRF Parties commit, among other matters, to sell assets and rights described in the TCD.

Thus, as a result of the TCD, BRF was placed in a position where it was forced to sell certain assets over a limited period and subject to conditions which restricted the spectrum of potential purchasers. While having exerted every effort to seek the best alternatives for the sale of the fixed assets and rights in the TCD, the transaction hereby submitted to this Meeting is the one that best meets the Company’s objectives.

Consequently and considering that this transaction represents the final stage prior to the consummation of the Association, BRF’s  management recommends that Shareholders approve the acquisition via an exchange of assets for the total shareholding stake held directly and indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to 90.05% (ninety decimal point zero, five percent) of the capital stock of Quickfood S.A.

Thereby, the Board proposes the following agenda:

1.         Pursuant to Article 256 of Law 6.404/76, to ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda. as a specialized company for the preparation of an appraisal report on Quickfood S.A., a publicly held corporation, constituted in accordance with the laws of the Republic of Argentina  with registered offices in the Province of Buenos Aires, enrolled in the Public Commercial Register under number 3.099, Book 96, Volume “A” of Publicly Held Companies;

The Board of BRF, jointly with the Board of Marfrig, has engaged Deloitte Touche Tohmatsu Consultores Ltda. as the sole appraiser of the exchanged assets in order that the parties involved may obtain appraisals of the said assets based on the same economic-financial elements.

Given the result of the qualification of the engaged company and its independence in relation to the parties involved, management proposes that the Shareholders ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda as a specialized company for the preparation of the appraisal of Quickfood S.A.

2. Pursuant to the provision in Paragraph 1 of Article 256, Law 6.404/76, to ratify the Company’s acquisition of shareholding control of Quickfood S.A., pursuant to the terms and conditions of the Asset Exchange Contract and Other Covenants, signed on March 20, 2012 between, on the one hand, the Company, Sadia S.A. and Sadia Alimentos S.A.,and on the other, Marfrig Alimentos S.A.

The acquisition of Quickfood represents a component part of the Asset Exchange Contract  and Other Covenants signed on March  20, 2012 (described in the Notice of a Material Fact published by BRF on the same date) between, on the one hand, BRF, Sadia S.A. (“Sadia”) and Sadia Alimentos S.A. (“Sadia Alimentos”) and on the other, Marfrig, through which they have agreed the terms and conditions for concluding the exchange of assets held by BRF and by Sadia (or by their respective affiliates) for assets held by Marfrig (or by its affiliates).

Quickfood is one of the leading companies in the meat processing and packing sector in  Argentina, supplying meat cuts, their derivatives and proprietary brand products in the domestic and international markets. Through its "Paty“, brand, Quickfood is the leading supplier of frozen hamburgers in the domestic Argentine market and the second largest producer of sausages of the Vienna type.

The acquisition of Quickfood represents a good opportunity for BRF to expand and consolidate its businesses in Argentina, recently expanded through the acquisition of Avex S.A.

As such, BRF’s management is proposing that through an asset exchange, the Shareholders ratify the acquisition of the total shareholding participation held directly or indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to 90.05% (ninety point zero, five percent) of the capital stock of Quickfood S.A..

As a result of the Association, BRF has consolidated into the largest world exporter of poultry meat and the largest global protein company by market capitalization. In addition, it is one of the leading milk collection companies and dairy product processers in Brazil with 60 (sixty) industrial units in Brazil and a further 3 (three) overseas (Argentina, United Kingdom and The Netherlands), exporting its products to more than 110 countries and holding a portfolio in excess of 3,000 items (SKUs) distributed among the meats, dairy products, margarines, pastas, frozen meals and frozen vegetables segments, among others.

This is what the Board has to propose and expects shareholders will evaluate and approve.

Finally, the Directors of the Company notes that, subject to the provisions of § 2 of Article 256 of Law 6.404/76, no appraisal rights for dissenting shareholders of the Company's determination that may approve the acquisition of Quickfood, considering that: (i) the Company's portfolio includes index representing securities admitted to trading in the securities market, and (ii) the Company meets the requirements established in the art dispersion. 137 of Law 6.404/76.

The Company’s shareholders interested in viewing the information or clarifying doubts on the foregoing proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. The Convening Notice to the Extraordinary General Meeting of the Company, the Appraisal Report  prepared by Deloitte Touche Tohmatsu Consultores Ltda and the information cited in Attachment 19 of CVM Instruction 481/2009 can be found at the disposition of the shareholders in the website: www.brasilfoods.com/ri.

São Paulo (SP), May 7, 2012.

NILDEMAR SECCHES Chairman	PAULO ASSUNÇÃO DE SOUSA Vice Chairman
ALLAN SIMÕES TOLEDO	DÉCIO DA SILVA
JOSÉ CARLOS REIS MAGALHÃES NETO	LUÍS CARLOS FERNANDES AFONSO
LUIZ FERNANDO FURLAN	MANOEL CORDEIRO SILVA FILHO
PEDRO DE ANDRADE FARIA	WALTER FONTANA FILHO

EDINA BIAVA

Secretary

ATTACHMENT TO THE BOARD OF DIRECTOR’S PROPOSAL TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 23, 2012

 (IN CONFORMITY WITH CVM INSTRUCTION 481/2009)

ATTACHMENT 19

AQUISITION OF CONTROL

1.                    Describe the transaction

Acquisition, by means of an exchange, by BRF – Brasil Foods S.A. (“BRF” or “Company”), of all the shares held directly or indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to 90.05% (ninety point zero five percent) of the capital stock of Quickfood S.A. (“Quickfood”).

Quickfood is a limited liability company (sociedade anônima) constituted in accordance with the Laws of the Argentine Republic, with its head office in the Province of Buenos Aires, Argentine Republic, and whose business activities consist of the processing and distribution of products consisting of bovine meat and derivatives, poultry and vegetables, with 9 (nine) industrial plants in Argentina. Further information on Quickfood can be found on the website: www.quickfood.com.ar.

The acquisition of Quickfood falls within the scope of the Agreement for the Exchange of Assets and Other Covenants (“Asset Swap Agreement”), signed on March 20, 2012 (detailed in the Relevant Fact published by BRF on the same date) between, of the first part, BRF, Sadia S.A. (“Sadia”) and Sadia Alimentos S.A. (“Sadia Alimentos”) and, of the second part, Marfrig, containing the terms and conditions for completion of the exchange of assets held by BRF and Sadia (or by their respective affiliates) in return for assets held by Marfrig (or by its affiliates).

Under the terms and conditions laid down in the Asset Swap Agreement, BRF and Sadia (“BRF Parties”), of the first part, and Marfrig, of the second part, agree to the swap (“Transaction”):

(a)                 of the following assets held by the BRF Parties, referred to in the Performance Commitment Agreement - PCA (“BRF Assets”): (a.1) brands and intellectual property rights related to them; (a.2) all the property and rights (including properties, facilities and equipment) related to specific production units; (a.3) all the property and rights related to 8 (eight) distribution centers; (a.4) the swine industrial plant in the Town of Carambeí, entering into a leasing agreement with purchase option for Marfrig; (a.5) the BRF inventory described in the Asset Swap Agreement related to the assets above; (a.6) all contracts with integrated producers who ensure that they will maintain the same levels of supply as those provided to BRF and/or Sadia; and (a.7) all the capital stock held by Sadia, whether directly or indirectly, equivalent to sixty-four point five seven percent (64.57%) of the capital stock of Excelsior Alimentos S.A. (“Excelsior”);

(b)                 for the following assets held by Marfrig (“Marfrig Assets”): (b.1) all the capital stock held by this company, equivalent to ninety point zero five percent (90.05%) of the capital stock of Quickfood; and (b.2) additional payment of the sum of three hundred and fifty million Reals (R$ 350,000,000.00), to include one hundred million Reals (R$100,000,000.00) to be paid between June and October 2012 and the remaining two hundred and fifty million Reals (R$ 250,000,000.00) to be paid in seventy-two (72) monthly installments, at market interest rates.

After the period of the leasing agreement on the swine industrial plant in the Town of Carambeí, Marfrig shall pay an amount of one hundred and eighty-eight million Reals (R$188,000,000.00) as consideration for taking up the purchase option for said plant. At the end of the 2nd year of the lease, Marfrig shall pay an amount of fifty million Reals (R$50,000,000.00) as a premium for the purchase option, this amount to be deducted from the takeup price if the option is taken up by Marfrig.

To complete the Transaction, Marfrig shall take all the necessary steps in relation to Quickfood in order to separate the processed foods activity (object of the exchange) from the frozen foods activity, which shall remain under the control of Marfrig

2.                    Give information on the statutory or legal reason why the transaction has been submitted for the approval of the meeting.

The Transaction is submitted for ratification by the Company’s shareholders at the special shareholders’ meeting, as required by law, in compliance with the provisions of article 256 of the Law of Corporations.

3.                    Relating to the company, control of which has been or will be acquired:

(a)                 Name and qualification.

Quickfood S.A., publicly traded limited company constituted under the laws of the Argentine Republic, with its head office in the Province of Buenos Aires, entered in the Public Register of Commerce under nº 3.099, Livro 96, Termo “A” de Sociedades Anônimas (Limited Liability Companies).

(b)         Number of shares or quotas of each class or kind issued.

Thirty-six million four hundred and sixty-nine thousand six hundred and six (36,469,606) common book-entry shares.

(c)                  List all parent companies or integrated companies in the control group, whether directly or indirectly involved, and their shares in the capital stock if they are related parties, as defined in the accounting rules covering this matter.

Marfrig Alimentos S.A., publicly traded joint stock company with its head office at Avenida Chedid Jafet, nº 222, Bloco A, 1º andar, Vila Olímpia, City of São Paulo, State of São Paulo, registered under CNPJ/MF nº 03.853.896/0001-40, is the direct or indirect holder of 32,841,224 common shares issued by Quickfood, representing 90.05% of the total voting capital of Quickfood, all fully paid up and unencumbered.

(d)                 For each class or kind of share or quota in the company over which control is to be acquired, indicate:

(i)                   Minimum, average and maximum quotation for each year on the markets on which they are traded, over the last 3 (three) years

Last 3 years 2009-2010-2011 (IN AR$)
Minimum Quotation	11.23
Average Quotation	16.05
Maximum Quotation	22.02

(ii)                 Minimum, average and maximum quotation for each quarter on the markets on which they are traded, over the last 2 (two) years

Last 2 years 2010-2011 (IN AR$)
Minimum Quotation	11.35
Average Quotation	16.09
Maximum Quotation	23.10

(iii)               Minimum, average and maximum quotation for each quarter on the markets on which they are traded, over the last 6 (six) months

01/11/2011 to 30/04/2012 (IN AR$)
Minimum Quotation	9.10
Average Quotation	10.37
Maximum Quotation	11.00

(iv)           Average quotation on the markets on which they are traded, over the last 90 days

AR$10.44/R$4.51

(v)             Amount of the owner’s equity at market prices, if this information is available;

Not available.

(vi)           Amount of annual net profit over the last two (2) fiscal years, with monetary correction

The net loss ascertained over the fiscal year of Quickfood S.A. ended 30 June 2011 was AR$33,723,641.00; as at December 31, 2011, the net loss ascertained was AR$99,084,596.00.

4.                    Main terms and conditions of the transaction, including:

a)                    Identification of the vendors.

Marfrig Alimentos S.A., already qualified in item 3(c) above; and Edubir S.A., a limited company (sociedade anônima) constituted in accordance with the Laws of the Eastern Republic of Uruguay, with its head office at Zabala nº 1422, 2º andar, city of Montevideo, 11000, Uruguay, with articles of incorporation registered in the Registro de Personas Jurídicas (Legal Entities Register) on March 25, 2009, under number 3585 and registered as a taxpayer with the Uruguay fiscal authorities under number 216271530013, (subsidiary of Marfrig).

b)                   Total number of shares or quotas acquired or to be acquired.

Thirty-two million eight hundred and forty-one thousand two hundred and twenty-four (32,841,224) common book-entry shares, representing ninety point zero five percent (90.05%) of the capital stock of Quickfood.

c)                    Total price

There is no total price, since the transaction is an exchange of assets. According to the appraisal report drawn up by Deloitte Touche Tohmatsu Consultores Ltda., the value of the Marfrig Assets (90.05% of the capital stock of Quickfood) is R$427.0 MM (excluding the amount equivalent to Quickfood cash flow).

d)                   Price per share or quota of each kind or class.

There is no price per share, since the transaction is an exchange of assets. According to the appraisal report drawn up by Deloitte Touche Tohmatsu Consultores Ltda., the value of the Marfrig Assets (90.05% of the capital stock of Quickfood) is R$427.0 MM (excluding the amount equivalent to Quickfood cash flow).

e)                   Form of payment.

The payment of the Total Price is included in the exchange of assets laid down in the Asset Swap Agreement, and to be made as detailed below:

(i)                           BRF Assets shall be exchanged for Marfrig Assets;

(ii)                         in regard to the additional payment by Marfrig to BRF of an amount of three hundred and fifty million Reals (R$ 350,000,000.00), the payment shall be made in the following way:

(ii.1)                    an amount equivalent to twenty-five million Reals (R$25,000,000.00) shall be paid by Marfrig to BRF as a single installment, on the date the Transaction is concluded, specified as June 1, 2012 (“Transaction Date”);

(ii.2)                    an amount equivalent to twenty-five million Reals (R$25,000,000.00) shall be paid by Marfrig to BRF as a single installment, due on July 1, 2012, with monetary correction based on the variation in the IGP-M index as from the Transaction Date;

(ii.3)                    an amount equivalent to fifty million Reals (R$50,000,000.00) shall be paid by Marfrig to BRF as a single installment, due on October 1, 2012, with monetary correction based on the variation in the IGP-M index as from the Transaction Date; and

(ii.4)                    an amount equivalent to two hundred and fifty million Reals (R$250,000,000.00) shall be paid by Marfrig to BRF in seventy-two (72) equal and consecutive monthly installments, the first of which is due on August 1, 2012 and the remainder on the same day in subsequent months, with interest at market rates.

(iii)                        After the period of the leasing agreement on the swine industrial plant in the Town of Carambeí, leased by BRF to Marfrig, there will be a payment of one hundred and eighty-eight million Reals (R$188,000,000.00) as consideration for taking up the purchase option, if said option is taken up by Marfrig. At the end of the 2nd year of the lease, Marfrig shall pay an amount of fifty million Reals (R$50,000,000.00) as a premium for the purchase option, this amount to be deducted from the takeup price if the option is taken up by Marfrig.

f)                     Suspensive and resolutive conditions to which the transaction is subject.

The completion of the Transaction described above is subject to the suspensive condition that CADE decides that the Transaction, once implemented in the manner laid down in the Asset Swap Agreement, will reflect compliance of the BRF Parties with the obligations assumed by them in the TCD.

The completion of the Transaction described above is also subject to the following preconditions: (i) completion by the BRF Parties and Marfrig of specified restructuring, on both sides, of the assets exchanged; (ii) continuation of the normal business dealings of the parties; (iii) obtaining of the necessary corporate approvals; (iv) non-occurrence of any relevant adverse effect in regard to the assets exchanged; (v) that the statements made and guarantees offered by one party to the other remain true, correct and accurate; (vi) verification that the Quickfood financial debt is equivalent to zero; (vii) conclusion of a series of contracts ancillary to or correlated with the Asset Swap Agreement (Raw Materials Supply Agreement, Margarine Supply Agreement, Pastry Product Supply Agreement, Cash Payment Settlement Deed, Property Fiduciary Sale Agreement, Inventory Purchase and Sale Agreement, Lease Agreement – Carambeí, Hamburger Supply Agreement, Utility Services Supply Agreement, Fresh Turkey Supply Agreement, IT Service Agreement, Green Hide Supply Agreement, and Frozen Vegetables Supply Agreement); (viii) division of Quickfood administrative staff in Argentina (excluding industrial plant staff); (ix) recommendation by the BRF Parties of Quickfood distributors who could provide services to Marfrig; and (x) definition of the method for preparing special balance sheets for property and rights within the scope of the Transaction for the purpose of ascertaining any differences in the values of the assets exchanged.

In addition to the above-mentioned conditions, the Asset Swap Agreement will be automatically terminated in the following cases: (i) if CADE (Brazilian antitrust authority) does not approve the Transaction by 1 June 2012; (ii) if the exchange is not concluded by 1 June 2012, having due regard to compliance with the preconditions prior to said date; (iii) if BRF or Marfrig or any of their affiliates files for bankruptcy or court-supervised reorganization or extrajudicial reorganization; or (iv) the BRF shareholders’ meeting does not approve the acquisition of Quickfood Equity.

g)                    Summary of vendor representations and warranties.

Marfrig has made representations and provided guarantees to BRF in regard to the following matters: (i) the legitimacy of its constitution, its capacity to sign the Asset Swap Agreement, and the authority of its legal representatives; (ii) the obtaining of the consents necessary to conclude the Asset Swap Agreement; (iii) the absence of conflicts and violations; (iv) the validity and practicability of the Asset Swap Agreement; (v) the conformity of the description of the Marfrig Assets covered by the exchange; (vi) the legitimacy of the financial statements of Marfrig Assets; (vii) compliance with the Laws applicable regarding the Marfrig Assets; and (viii) the truthfulness, consistency, correctness and adequacy of the information supplied to the BRF Parties in the course of negotiating the Asset Swap Agreement.

h)                   Rules regarding compensation of the purchasers.

Under the terms of the Asset Swap Agreement, Marfrig undertakes to compensate, defend and ensure that no loss is suffered by the BRF Parties in regard to any losses incurred by the BRF Parties as a result of:

(i)               any acts, facts or events related to the Marfrig Assets, the causes of which occur prior to the date of conclusion of the exchange, even where such acts, facts and events are known to the BRF Parties;

(ii)             any acts, facts or events related to the Marfrig Assets, the causes of which occur after the date of conclusion of the exchange and effective handover of the assets, even where such acts, facts and events are known to the BRF Parties, but are the result of the fault or intentions of Marfrig;

(iii)            violation or inaccuracy of any of the statements made or guarantees provided by Marfrig;

(iv)           inaccuracy or lack of truthfulness of the notification sent by Marfrig for the conclusion of the exchange transaction; and

(v)             failure to honor the obligations assumed by Marfrig under the Asset Swap Agreement;

(vi)           any acts, facts or events related to the Marfrig Assets, the causes of which occur after the exchange transaction date, but provided that they are not attributable to the BRF Parties and even where such acts, facts and events are known to the BRF Parties.

The duty to compensate the BRF Parties is subject to specific limitations, including in particular the following:

(i)               there will be no double compensation;

(ii)             compensation shall be limited to the pecuniary loss and loss of profits effectively incurred under the terms of article 402 of the Brazilian Civil Code, excluding compensation for indirect damages, “punitive” damages or damages of any other kind not admitted under Brazilian Law;

(iii)            compensation shall be complementary and not mutually exclusive (for instance, compensation as a result of the violation of statements and guarantees shall not restrict the right of the BRF Parties to seek compensation under the other hypotheses laid down in the Asset Swap Agreement);

(iv)           the obligation to compensate the Parties shall be valid for six (6) years, as from the date of transfer of the last unit of the BRF Assets to Marfrig; and

(v)             the obligation to compensate shall be proportional to the corporate shares held by Marfrig in Quickfood.

All third-party claims that could result in a loss for the BRF Parties shall also be subject to compensation by Marfrig, having due regard to the procedure laid down in the Asset Swap Agreement for this purpose.

There is also the possibility of compensation for direct claims from one party against the other  party to the Asset Swap Agreement, entitling the BRF Parties to make a direct claim against Marfrig for said compensation, having due regard to the procedure laid down in the Asset Swap Agreement for this purpose.

Compensation that is assumed as a debt by Marfrig to BRF shall be controlled by means of a graphic account that shall consist of a management control of the credits and debits of one party to the other. The payment of the balance recorded in this graphic account shall be made (a) from time to time; or (b) whenever a set amount is reached, as laid down in the no Asset Swap Agreement.

i)                     Government approvals required.

The Transaction is subject to the suspensive condition of CADE’s ruling insofar as the Transaction shall represent full compliance by the BRF Parties with the obligation to sell off certain assets under the terms of the PCA.

j)                     Guarantees granted.

To guarantee the payment of the specific amounts owed by Marfrig to BRF under the Asset Swap Agreement, the parties have signed their own instruments, additional to the Asset Swap Agreement. The main instrument of this kind stipulates Marfrig’s obligation to pay BRF an amount of three hundred and fifty million Reals (R$350,000,000.00), as defined in item 4(e) above. To guarantee the settlement of this instrument, as well as the other obligations stipulated in the Asset Swap Agreement, Marfrig (or one of its affiliates) shall execute a fiduciary sale in favor of the BRF Parties of specific properties that it owns.

5. Describe the purpose of the transaction.

Acquisition of control over Quickfood is within the scope of the Asset Swap Agreement signed by BRF and by Sadia for the purpose of complying with the provisions of the PCA (detailed in the Relevant Fact published by BRF on July 13, 2011), entered into by CADE, of the first part, and BRF and Sadia, of the second. Among other measures, the PCA covers the forced sell-off of assets held by BRF and Sadia within the timeframe and under the conditions laid down therein, the acquirer of said assets to prove to CADE: (a) financial soundness, including the prospect of future investments; (b) administrative and managerial capacity; and (c) the absence of any links, whether direct or indirect, including external control, with BRF and Sadia or with their economic group.

6. Give an analysis of the benefits, costs and risks of the transaction.

The Company considers the Transaction beneficial for the following reasons:

(i)                   Quickfood is the biggest bovine meats corporation in Argentina and a domestic market leader in hamburgers;

(ii)                  with a recognized international presence, Quickfood exports frozen cuts to over forty (40) countries, including meat and hamburgers to the Asian market;

(iii)                Quickfood owns the Paty brand, synonymous with hamburgers in Argentina;

(iv)                with the acquisition, BRF will expand its range of products for export and take an important step towards consolidating its strategy as one of the biggest companies in the world in its sector of activity; and

(v)                 the growth of BRF’s business in Argentina is considered an important strategic component for the growth of the company in South America, in addition to reaffirming its commitment to expanding its business in Argentina.

Notwithstanding the benefits described above, BRF already has five (5) production units in Argentina.

As for the cost, according to the appraisal report prepared by Deloitte Touche Tohmatsu Consultores Ltda., the Transaction involves an exchange of value estimated at R$ 427.0 MM (appraisal of 90.05% of the capital stock of Quickfood, excluding the amount equivalent to Quickfood’s cash flow), in addition to expenditure on fees for consultants and advisors.

In regard to the business risks, they are inherent to operating in the foods segment, and especially the political and economic risks related to the financial, economic and political situation in Argentina, which could limit the profitability of the operations and the capability of BRF to implement its expansion strategies.

The political and economic conditions have been volatile in Argentina for over a decade. An economic crisis in 2001-2002 led to a long period of deep recession, inflation and political and social instability. After a period of growth in the second half of this decade, Argentina suffered a sudden economic slump in 2009, accompanied once again by inflation and political and social instability.

Economic uncertainty, inflation and other socioeconomic factors could lead to low real wages, lower consumption and high levels of unemployment, which could have an adverse effect on demand for BRF/Quickfood products.

Furthermore, the capacity of BRF/Quickfood to obtain a return on investments in Argentina could be adversely affected by the policies of the Argentine government, such as government restrictions on the conversion of Argentine currency into foreign currencies and the transfer of earnings on investments in Argentina to foreign investors.

It is worth bearing in mind that the Argentine government recently announced the effective nationalization of YPF S/A, a leading Argentine company in the energy sector, involving the expropriation of the controlling interest in YPF S/A held by Repsol YPF S/A, a Spanish company. The action taken by the Argentine government has led to a dramatic drop in the prices of Argentine securities and great concern among international investors.

The intervention of the Argentine government, investor responses and the economic uncertainty in Argentina could negatively affect the profitability of BRF operations, as well as its capacity to implement growth strategies on this market.

7. State what it will cost the company if the transaction is not approved.

If the transaction is not approved by the BRF shareholders’ meeting or by CADE, there will be no cost to the BRF Parties over and above those incurred for contracting service providers for structuring the Transaction.

8. Describe the sources of funding for the transaction.

Not applicable - this is an exchange transaction.

9. Describe the administrators’ plans for the company over which control has been or is to be acquired.

The main plans of the administrators are: (i) strengthening the market for Argentine exports; and (ii) expanding and strengthening market position in the bovine meats segment.

10. Give a statement with reasons why the board members recommend approving the transaction.

On May 19, 2009, BRF (at that time Perdigão S.A.) entered into an association agreement aimed at unifying it operations with Sadia S.A. (“Association”).

The Association was submitted for the approval of the Brazilian Antitrust Authority (“CADE”), giving rise to merger no. 08012.004423/2009-18 (“BRF-Sadia Merger”). In the context of the BRF-Sadia Merger, BRF (together with Sadia S.A.) and CADE entered into a Performance Commitment Agreement (PCA) on 13 July 2011, containing, among other things, an undertaking by the BRF Parties to sell off the assets and rights described in the PCA.

Therefore, because of the PCA, BRF was forced to sell off specific assets within a tight deadline and subject to conditions that narrowed down the range of potential buyers. Although efforts were made to find the best alternatives for selling off the assets and rights described in the PCA, the transaction hereby submitted for the approval of this Meeting is the one that best satisfies the Company’s objectives.

The acquisition of Quickfood falls within the scope of the Asset Swap Agreement for Assets and Other Covenants, signed on March 20,  2012 (detailed in the Relevant Fact published by BRF on the same date) by BRF, Sadia S.A. (“Sadia”) and Sadia Alimentos S.A. (“Sadia Alimentos”) of the first part, and Marfrig of the second, under which they agreed to the terms and conditions for the completion of the exchange of assets held by BRF and Sadia (or by their respective affiliates) for assets held by Marfrig (or its affiliates).

Quickfood is one of the leading companies in the processing and packaging of meats in Argentina, supplying cuts of meat, derivatives and products under its own brand name on the domestic and international markets. Under the brand name “Paty”, Quickfood is the main supplier of frozen hamburgers on the domestic Argentine market and the second largest producer of “Vienna” sausages.

The acquisition of Quickfood represents a good opportunity for BRF to expand and consolidate its business in the Argentine Republic, following recent expansion there by the acquisition of Avex S.A.

Therefore, the management of BRF proposes that the Shareholders ratify the acquisition by asset exchange of the total interest held directly and indirectly by Marfrig Alimentos S.A. (“Marfrig”), equivalent to ninety point zero five percent (90.05%) of the capital stock of Quickfood S.A.

11. Describe any existing corporate relations, even indirect relations, between any of the vendors or the company over which control has been or is to be sold off and the company’s related parties, as defined by the accounting rules covering this matter.

There are no existing direct or indirect corporate relations between the companies and any of the vendors, nor with BRF related parties.

12. Give details of any business deal conducted over the last two (2) years by the company’s related parties, as defined in the accounting rules covering this matter, with ownership interests or other securities or debt securities over which control has been or will be acquired.

There have been no business deals over the last two years conducted by BRF related parties for any reason or in any form.

13. Provide a copy of all the studies and appraisal reports drafted by the company or third parties that were used as a basis for negotiating the acquisition price.

Appraisal Report drafted by Deloitte Touche Tohmatsu Consultores Ltda.

14. In regard to the third parties who prepared the studies or appraisal reports:

a)                    Give their names.

Deloitte Touche Tohmatsu Consultores Ltda., Rua Alexandre Dumas, nº 1981, City and State of São Paulo, Brazil, CEP 04717-906, registered under CNPJ/MF nº 02.189.924/0001-03.

b)                   Describe their qualifications

The consultancy chosen has acknowledged experience in corporate valuations, as can be verified by past projects completed and detailed on their website at http://www.deloitte.com.

c)                    Describe how they were selected

Deloitte Touche Tohmatsu Consultores Ltda. were selected on the basis of their capabilities and experience of projects with similar requirements to the present Transaction.

d)                   State whether they are parties related to the company, as defined in the accounting rules covering this matter

Deloitte Touche Tohmatsu Consultores Ltda. are not related parties of BRF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 8, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director